Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended 30 September 2021

The following is a review of our financial condition and results of operations as of 30 September 2021 and for the nine-month periods ended 30 September 2021 and 2020, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2021, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2020 filed with the SEC on 19 March 2021 (“2020 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2020 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2021 and for the nine-month period ended 30 September 2021 and 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2021 and for the nine-month period ended 30 September 2021 and 2020. The reported numbers as of 30 September 2021 and for the nine-month period ended 30 September 2021 and 2020 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2021 and 2020 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 employees based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2020 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2020 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration;

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2020 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Comments

Momentum continues with top- and bottom-line growth ahead of pre-pandemic levels

Led by the consistent execution of our consumer- and customer-centric strategy, we delivered top-line growth of low-teens versus pre-pandemic levels in the third quarter of 20191, despite ongoing COVID-19 impacts and supply chain constraints in some key markets.

In the third quarter of 2021, on a year-over-year basis, we grew top-line by 7.9%2, comprised of a healthy mix of 3.4%3 volume and 4.3% revenue per hectoliter growth driven by revenue management and premiumization. EBITDA, as defined, before exceptional items4, increased by 3.0%5 as top-line growth was partially offset by anticipated transactional foreign exchange and commodity headwinds, coupled with elevated supply chain costs in certain markets. Additionally, selling, general and administrative expenses increased due to a volume-driven increase in distribution costs and higher variable compensation accruals.

In line with our financial discipline and deleveraging objectives, there will be no interim dividend. The Board’s proposal with respect to a full year 2021 dividend will be announced with our 2021 results on 24 February 2022.

Winning consumer- and customer-centric commercial strategy:

•	Reaching more consumers in more occasions with our best-in-class portfolio:

○	Leading and growing the beer category:

◾

Our mainstream portfolio delivered healthy revenue growth of 4.0%[3] and we once again outperformed the industry across most of our main markets according to our estimates. Our premium portfolio continued to lead our growth, representing over 30% of our revenue and delivering 11.3%[3] revenue growth in the third quarter of 2021. Our global brands – Budweiser, Stella Artois and Corona – delivered 9.3%[3] revenue growth outside their home markets, where they typically command a price premium.

◾

We continue to develop the beer category across our markets. For example, in Brazil we achieved our all-time high rolling 12 months beer volume in the third quarter of 2021. In Colombia, supported in part by our innovations across new styles, price tiers and packs, beer share of total alcohol increased by approximately 120 bps year-to-date August 2021 versus the comparable period in 2019, resulting in the country’s highest beer per capita consumption (PCC) in 25 years.

◾

We continued to leverage our ‘prove and move’ innovation strategy to scale up our winning solutions, resulting in our innovation portfolio making up approximately 10% of our revenues year-to-date. In the third quarter of 2021, the double malt concept was scaled to South Africa with the launch of Castle Double Malt. We also further expanded our portfolio to address key consumer trends in health and wellness, with Michelob ULTRA now launched in ten new markets.

○

Adding profitable growth in Beyond Beer globally: In the nine-month period ended 30 September 2021, our global Beyond Beer business contributed USD 1.2 billion of revenue, with our hard seltzer portfolio expanding globally and growing 1.8x the segment in the United States. We saw triple-digit revenue growth in the third quarter of 2021 of our leading canned cocktail brand, Cutwater, and Brutal Fruit in South Africa.

•	Creating new value from our ecosystem using data and technology:

○

Digitizing our relationships with our more than 6 million global customers: In the third quarter 2021, our proprietary B2B platform, BEES, captured over USD 5.5 billion in gross merchandise value (“GMV”) with more than 20 million orders placed, both metrics growing more than 20% from the second quarter 2021. In September 2021, our monthly active user base (“MAU”) reached 2.1 million users.

1 Excluding the effects of the 2019, 2020 and 2021 acquisitions and disposals, currency translation effects and changes in presentation of commercial investments, see “—Revenue” below.

2 Excluding the effects of the 2020 and 2021 acquisitions and disposals, currency translation effects and changes in presentation of commercial investments, see “—Revenue” below.

3 Excluding volume changes attributable to the 2020 and 2021 acquisitions and disposals, see “—Volumes” below.

4 For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

5 Excluding the effects of the 2020 and 2021 acquisitions and disposals, currency translation effects and exceptional items, see “—EBITDA, as defined” and “—Exceptional Items” below.

○

Leading the way in direct-to-consumer (“DTC”) beer sales: In the nine-month period ended 30 September 2021, our owned DTC business revenue surpassed USD 1 billion, with e-commerce as the largest contributor growing by more than 90%[6] and reaching nearly 50 million orders, 1.5x greater than all of 2020. In Brazil, Zé Delivery is now present in 280+ cities, covering over 50% of the population. We continue to scale our courier platforms in Latin America, now available in ten of our markets outside of Brazil, including Mexico, Colombia and Ecuador.

Advancing sustainability around the world

Following the announcement of our first carbon neutral brewery earlier this year in Wuhan, China, during the third quarter of 2021, we achieved carbon neutrality for our second brewery and first malthouse in Brazil. As pioneers in sustainable brewing, we will continue to pursue innovation and partnerships in support of the transition to a low carbon economy.

In September 2021, at the 76th session of the United Nations Global Assembly, we were recognized as one of only 37 Global Compact LEAD companies for our ongoing commitment to the UN Global Compact, its Ten Principles for responsible business and the related Sustainable Development Goals.

Continued momentum of our business

In the first nine months of 2021, our top-line growth accelerated versus pre-pandemic levels of 2019. We remain confident in our execution capabilities, our portfolio performance and our accelerated digital transformation. We are focused on meeting the moment and building on our momentum, investing in and accelerating our strategic priorities to drive long-term value creation.

6 Excluding the effects of the 2020 and 2021 acquisitions and disposals, currency translation effects and changes in presentation of commercial investments, see “—Revenue” below.

Results of Operations for the Nine-Month Period Ended 30 September 2021 Compared to Nine-Month Period Ended 30 September 2020

Brazilian Tax Credits

In the second quarter of 2021, Ambev, our subsidiary, recognized USD 226 million income in Other operating income related to tax credits following a favorable decision from the Brazilian Supreme Court. Additionally, Ambev recognized USD 102 million of interest income in Finance income for the nine-month periods ended 30 September 2021.

Zenzele Kabili

On 28 May 2021, upon maturity of the previous broad-based black economic empowerment (“B-BBEE”) scheme in South Africa (“Zenzele scheme”), we implemented a new scheme through the listing of a special purpose company called SAB Zenzele Kabili Holdings Limited (“Zenzele Kabili”), on the Johannesburg Stock Exchange. At the same date, we settled the remaining obligations of the Zenzele scheme to SAB retailers. The settlement of the balance of the SAB retailers’ entitlement and the set-up of the new B-BBEE scheme required ZAR 5.8 billion (USD 0.4 billion). 5.1 million AB InBev Treasury shares were used in the transaction. The IFRS 2 cost of USD 73 million related to the grant of shares to qualifying SAB retailers and employees participating in the Zenzele Kabili scheme was reported in exceptional items.

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2021 and 2020.

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change

	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	432,027	386,189	11.9

Revenue	40,106	34,114	17.6

Cost of sales	(17,001)	(14,352)	(18.5)

Gross profit	23,105	19,762	16.9

Selling, General and Administrative expenses	(12,950)	(11,199)	(15.6)

Other operating income/(expenses)	633	293	-

Exceptional items	(290)	(2,888)	90.0

Profit from operations	10,498	5,968	75.9

EBITDA, as defined(2)	14,061	12,016	17.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily beyond beer, carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change

	(thousand hectoliters)		(%)(1)
North America	81,389	81,506	(0.1)

Middle Americas	103,570	84,313	22.8

South America	111,327	99,055	12.4

EMEA	62,665	53,930	16.2

Asia Pacific	72,101	66,705	8.1

Global Export & Holding Companies	975	681	43.2

Total	432,027	386,189	11.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2021 increased by 45.8 million hectoliters, or 11.9%, to 432.0 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2020. The results for the nine-month period ended 30 September 2021 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021.

The 2020 and 2021 acquisitions and disposals include acquisitions and disposals which were individually not significant (collectively the “acquisitions and disposals”).

The 2020 and 2021 acquisitions and disposals had no significant impact on our volumes for the nine-month period ended 30 September 2021 compared to the nine-month period ended 30 September 2020.

Excluding volume changes attributable to the acquisitions and disposals, our own beer volumes increased 12.1% in the nine-month period ended 30 September 2021 compared to the nine-month period ended 30 September 2020. On the same basis, in the nine-month period ended 30 September 2021, our non-beer volumes increased 10.7% compared to the same period in 2020.

North America

In the nine-month period ended 30 September 2021, our volumes in North America decreased by 0.1 million hectoliters, or 0.1%, compared to the nine-month period ended 30 September 2020.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes decreased by 0.2% in the nine-month period ended 30 September 2021 compared to the same period last year.

In the United States, our sales-to-wholesalers (“STWs”) were flattish and our sales-to-retailers (“STRs”) declined by 2.9%. We remain focused on the consistent execution of our commercial strategy and rebalancing our portfolio toward faster-growing premium segments and adjacencies. Michelob ULTRA once again outperformed the industry, maintaining its position as the second largest brand by volume and retail sales, according to IRI. Our seltzer portfolio continued gaining share of segment, growing 1.8x the segment year-to-date. Our canned cocktail brand Cutwater grew by triple digits in the third quarter of 2021.

In Canada, our volume declined in the first nine months of 2021 compared to the same period last, due to a declining industry, channel mix and supply chain constraints. Positive brand mix from the outperformance of our premium and Beyond Beer brands partially offset the volume decline.

Middle Americas

In the nine-month period ended 30 September 2021, our volumes in Middle Americas increased by 19.3 million hectoliters, or 22.8%, compared to the nine-month period ended 30 September 2020.

Our business in Mexico delivered volume growth of over 17% in the first nine months of 2021 compared to the same period last year. Our financial performance and continued market share expansion above pre-pandemic levels are fueled by ongoing portfolio development, digital transformation, and channel expansion through OXXO and

Modelorama. We are expanding in the fast-growing Beyond Beer segment through innovations such as Michelob ULTRA Hard Seltzer and Corona Agua Rifada. Our BEES platform continues to expand, now comprising nearly 70% of our revenue.

Our business in Colombia delivered volume growth of more than 30% in the first nine months of 2021 compared to the same period last year. We continue to grow the beer category by tapping into new occasions and new consumer segments, resulting in the country’s highest beer per capita consumption level in more than 25 years. We are enhancing the portfolio with innovation, which represented approximately 20% of our revenue for the first nine months of 2021. Our core brands, Aguila and Poker, and our super-premium brands grew by double-digits. Our BEES platform continues to expand, representing over 85% of our revenue in September 2021, with an average Net Promoter Score (NPS) of 56.

In Peru delivered double-digit volume growth in the first nine months of 2021, supported by a favorable comparable. Our BEES platform represented more than 80% of our revenue in September 2021 with an average customer NPS of 64.

In Ecuador, we delivered volume growth of double-digits. To support the country’s economic recovery, our teams collaborated on “Pasaporte de la Vacunación” a digital platform established to encourage vaccination. Our BEES platform represented 90% of our revenue in September 2021.

South America

In the nine-month period ended 30 September 2021, our volumes in South America increased by 12.3 million hectoliters, or 12.4%, compared to the nine-month period ended 30 September 2020, with our beer volumes increasing 12.6% and soft drinks increasing 12.0%.

In Brazil, our volumes grew by 11.6%, with beer volumes up by 11.7% and non-beer volumes up by 11.2% in the first nine months of 2021 compared to the same period last year. On a rolling 12-month basis, we achieved our all-time high beer volumes in the third quarter of 2021. We saw sustained growth of our core plus brands. In the third quarter of 2021, innovations represented more than 20% of revenue. Our business continues to transform digitally, with BEES covering more than 85% of our active customers across the country and Zé Delivery fulfilling more than 15 million orders in the third quarter of 2021 with a positive growth trend in the number of orders throughout the quarter.

In Argentina, we grew volume by double-digits. We continue to see our core plus and premium brands, including Andes Origen, Corona and Stella Artois, outperforming the overall portfolio in the first nine months of 2021 compared to the same period last year.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2021 increased by 8.7 million hectoliters, or 16.2%, compared to the nine-month period ended 30 September 2020.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes for the nine-month period ended 30 September 2021 increased by 16.6%, with our own beer volumes increasing by 18.2% compared to the same period last year.

In Europe, our volumes grew by mid-single digits. We are driving premiumization across Europe with our premium and super premium portfolio. Our Global brand portfolio grew volume in the first nine months of 2021 compared to the same period last year, led by Budweiser and Corona. Our super premium portfolio grew in our key markets, led by Leffe, Tripel Karmeliet and supported by the successful launch of our innovation Victoria in Belgium.

In South Africa, our volumes grew by strong double-digits in the first nine months of 2021 compared to the same period last year. Our results reflect the strength of our brand portfolio, with growth across all segments, led by a strong performance from Carling Black Label in our core portfolio. In the premium segment, we see ongoing healthy performance from our global brands and our Beyond Beer portfolio, driven by Brutal Fruit and Flying Fish. BEES represented 80% of our revenue in September 2021.

In Africa excluding South Africa, we grew volumes in the majority of our key markets in the first nine months of 2021 compared to the same period last year. In Nigeria, driven by the performance of our portfolio and expansion of our route-to-market, we delivered volume growth.

Asia Pacific

For the nine-month period ended 30 September 2021, our volumes increased by 5.4 million hectoliters, or 8.1%, compared to the nine-month period ended 30 September 2020.

In China, our volumes grew by 9.4% in the first nine months of 2021 compared to the same period last year, enhanced by a successful Chinese New Year campaign in the first quarter of 2021 coupled with a challenging comparable from the easing of COVID-19 restrictions in the second quarter of 2020 and the implementation of COVID-19 restrictions led to a total industry decline in the third quarter of 2021. The restrictions disproportionately impacted our key regions. We continue to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digitalization. Our super premium portfolio once again outperformed, growing volumes in the first nine months of 2021 compared to the same period last year.

In South Korea, our volumes outperformed the industry in the first nine months of 2021 led by the success of our recent innovations including ‘All New Cass’ and our new classic lager, HANMAC. Our volumes declined by low single digits in the first nine months of 2021 compared to the same period last year and continue to be impacted by ongoing COVID-19 restrictions.

Global Export & Holding Companies

For the nine-month period ended 30 September 2021, Global Export and Holding Companies volumes increased by 9.7% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2021 as compared to our revenue for the nine-month period ended 30 September 2020:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change

	(USD million)		(%)(1)
North America	12,382	11,888	4.2

Middle Americas	9,057	6,890	31.5

South America	6,605	5,550	19.0

EMEA	5,899	4,883	20.8

Asia Pacific	5,401	4,447	21.5

Global Export & Holding Companies	763	455	67.7

Total	40,106	34,114	17.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 40,106 million for the nine-month period ended 30 September 2021. This represented an increase of USD 5,992 million, or 17.6%, as compared to our consolidated revenue for the nine-month period ended 30 September 2020 of USD 34,114 million. The results for the nine-month period ended 30 September 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) currency translation effects and (iii) changes in presentation of commercial investments.

•

The 2020 and 2021 acquisitions and disposals and changes in presentation of commercial investments negatively impacted our consolidated revenue by USD 58 million for the nine-month period ended 30 September 2021 compared to the nine-month period ended 30 September 2020.

•

Our consolidated revenue for the nine-month period ended 30 September 2021 also reflects a positive currency translation impact of USD 279 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the acquisitions and disposals, changes in presentation of commercial investments and currency translation effects, our revenue increased 17.0% in total and increased by 4.7% on a per hectoliter basis in the nine-month period ended 30 September 2021 compared to the same period in 2020. Our consolidated revenue for the nine-month period ended 30 September 2021 was partially impacted by the increase in volumes discussed above.

During the nine-month period ended 30 September 2021, our revenue on a per hectoliter basis increased by 4.7% compared to the same period in 2020, driven by a positive brand mix, revenue management initiatives and premiumization. The increase in our revenue per hectoliter in the nine-month period ended 30 September 2021 was most significant in South America, primarily driven by double-digit revenue per hectoliter growth in Argentina driven by revenue management initiatives in a highly inflationary environment, in Asia Pacific, driven by premiumization, and Middle Americas.

Combined revenues of our global brands, Budweiser, Stella Artois and Corona, increased by 18.0% and 22.7% outside their home markets in the nine-month period ended 30 September 2021 compared to the same period of 2020.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2021 as compared to the nine-month period ended 30 September 2020:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change

	(USD million)		(%)(1)
North America	(4,705)	(4,437)	(6.0)

Middle Americas	(3,171)	(2,302)	(37.7)

South America	(3,382)	(2,691)	(25.7)

EMEA	(2,781)	(2,439)	(14.0)

Asia Pacific	(2,381)	(2,017)	(18.0)

Global Export & Holding Companies	(582)	(467)	(24.6)

Total	(17,001)	(14,352)	(18.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 17,001 million for the nine-month period ended 30 September 2021. This represented an increase of USD 2,649 million, or 18.5% compared to our consolidated cost of sales for the nine-month period ended 30 September 2020. The results for the nine-month period ended 30 September 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021 and (ii) currency translation effects.

•

The 2020 and 2021 acquisitions and disposals positively impacted our consolidated cost of sales by USD 49 million for the nine-month period ended 30 September 2021 compared to the nine-month period ended 30 September 2020.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2021 also reflects a negative currency translation impact of USD 92 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the acquisitions and disposals and currency translation effects, our cost of sales increased USD 2,606 million or 18.3%. Our consolidated cost of sales for the nine-month period ended 30 September 2021 was partially impacted by increase in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 6.2%. This was primarily driven by anticipated transactional foreign exchange and commodity headwinds, coupled with elevated supply chain costs in certain markets. The increase in cost of sales per hectoliter was most significant in Middle Americas and South America.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2021 as compared to the nine-month period ended 30 September 2020. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2021 were USD 12,317 million, represented an increase of USD 1,411 million, or 12.9%, compared to our operating expenses for the same period in 2020.

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change
	(USD million)		(%)(1)

Selling, General and Administrative expenses	(12,950)	(11,199)	(15.6)
Other operating income/(expenses)	633	293	-

Total Operating Expenses	(12,317)	(10,906)	(12.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2021 as compared to the nine-month period ended 30 September 2020:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change
	(USD million)		(%)(1)

North America	(3,539)	(3,265)	(8.4)
Middle Americas	(2,336)	(1,930)	(21.0)
South America	(1,960)	(1,758)	(11.5)
EMEA	(2,200)	(1,931)	(13.9)
Asia Pacific	(1,729)	(1,565)	(10.5)
Global Export & Holding Companies	(1,187)	(750)	(58.3)

Total	(12,950)	(11,199)	(15.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 12,950 million for the nine-month period ended 30 September 2021. This represented an increase of USD 1,751 million, or 15.6%, as compared to the nine-month period ended 30 September 2020. The results for the nine-month period ended 30 September 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) currency translation effects and (iii) changes in presentation of commercial investments.

•

The 2020 and 2021 acquisitions and disposals and changes in presentation of commercial investments negatively impacted our consolidated selling, general and administrative expenses by USD 16 million on a net basis for the nine-month period ended 30 September 2021 compared to the nine-month period ended 30 September 2020.

•

Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2021 also reflects a negative currency translation impact of USD 155 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 14.2% due to a volume-driven increase in distribution costs and higher variable compensation accruals.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2021 as compared to the nine-month period ended 30 September 2020:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change
	(USD million)		(%)(1)

North America	31	(13)	-
Middle Americas	9	2	-
South America	336	86	-
EMEA	151	96	57.3
Asia Pacific	91	94	(3.2)
Global Export & Holding Companies	15	28	(46.4)

Total	633	293	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 633 million for the nine-month period ended 30 September 2021. This represented an increase of USD 340 million, as compared to the nine-month period ended 30 September 2020. The results for the nine-month period ended 30 September 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) the Brazilian tax credits, and (iii) currency translation effects.

•

The 2020 and 2021 acquisitions and disposals and the Brazilian tax credits described above positively impacted our net consolidated other operating income and expenses by USD 226 million on a net basis for the nine-month period ended 30 September 2021 compared to the nine-month period ended 30 September 2020.

•	Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2021 had no significant currency translation impact.

Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects, our net consolidated other operating income and expenses increased by 38.1%, mainly driven by gains from sales of non-core assets in North America and Europe.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2021, exceptional items consisted of COVID-19 costs, restructuring charges, business and asset disposals (including impairment losses), acquisition costs of business combinations and the Zenzele Kabili costs. Exceptional items were as follows for nine-month period ended 30 September 2021 and 2020:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
	(USD million)

COVID-19 costs	(84)	(132)
Restructuring	(135)	(97)
Business and asset disposal (including impairment losses)	14	(155)
Acquisition costs / Business combinations	(12)	(4)
Zenzele Kabili costs	(73)	-
Impairment of goodwill	-	(2,500)
Gain on divestiture of Australia (in discontinued operations)	-	1,919

Total	(290)	(969)

COVID-19 costs

Cost associated with COVID-19 amounted to USD 84 million for the nine-month period ended 30 September 2021 (30 September 2020: USD 132 million). These expenses mainly comprise costs related to personal protective equipment for our colleagues, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 135 million for the nine-month period ended 30 September 2021 as compared to a net cost of USD 97 million for the nine-month period ended 30 September 2020. These charges primarily relate to organizational alignments and aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals

Business and asset disposals amounted to a net gain of USD 14 million for the nine-month period ended 30 September 2021. Business and asset disposals amounted to a net cost of USD 155 million for the nine-month period ended 30 September 2020, mainly comprising impairment of intangible assets classified as assets held for sale and other intangibles.

Zenzele Kabili

In May 2021, we set up a new broad-based black economic empowerment (“B-BBEE”) scheme (the “Zenzele Kabili scheme”) and reported USD 73 million in exceptional items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating in the Zenzele Kabili scheme.

Impairment of goodwill

In the second quarter of 2020, we recognized USD 2,500 million of goodwill impairment for our South Africa and Rest of Africa cash-generating units.

Gain on divestiture of Australia

On 1 June 2020, we completed the previously announced sale of CUB to Asahi resulting in a net exceptional gain of USD 1,919 million reported in discontinued operations.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2021 as compared to the nine-month period ended 30 September 2020:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change
	(USD million)		(%)(1)

North America	4,141	4,072	1.7
Middle Americas	3,478	2,583	34.7
South America	1,564	1,147	36.3

EMEA	958	(1,999)	-
Asia Pacific	1,356	944	43.6
Global Export & Holding Companies	(1,000)	(777)	(28.7)

Total	10,498	5,968	75.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations was USD 10,498 million for the nine-month period ended 30 September 2021. This represented an increase of USD 4,530 million, as compared to our profit from operations for the nine-month period ended 30 September 2020. The results for the nine-month period ended 30 September 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) the Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•

The 2020 and 2021 acquisitions and disposals and the Brazilian tax credits described above positively impacted our consolidated profit from operations by USD 201 million for the nine-month period ended 30 September 2021 compared to the nine-month period ended 30 September 2020.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2021 also reflects a positive currency translation impact of USD 40 million.

•

Our profit from operations for the nine-month period ended 30 September 2021 was negatively impacted by USD 290 million of certain exceptional items reported in continuing operations, as compared to a negative impact of USD 2,888 million for the nine-month period ended 30 September 2020. See “Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2021 and 2020.

Excluding the effects of the acquisitions and disposals, the Brazilian tax credits and currency translation effects, our profit from operations increased by 71.9%. This increase was most significant in EMEA, Middle Americas, South America and Asia Pacific supported by a favorable comparable due to the impairment of goodwill recognized in the first half of 2020 and severe lockdown measures implemented across our business last year.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2021 as compared to nine-month period ended 30 September 2020:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change
	(USD million)		(%)(1)

Profit attributable to equity holders of AB InBev	2,708	(860)	-
Profit attributable to non-controlling interests	1,061	455	-
Profit of the period	3,768	(405)	-
Profit from discontinued operations	-	(2,055)	-
Profit from continuing operations	3,768	(2,460)	-
Net finance cost	4,994	7,407	(32.6)
Income tax expense	1,910	1,102	73.3
Share of result of associates and joint ventures	(174)	(81)	-

Profit from operations	10,498	5,968	75.9
Depreciation, amortization and impairment	3,539	3,398	4.1
Exceptional impairment	24	2,650	(99.1)

EBITDA, as defined(2)	14,061	12,016	17.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2020 Compared to Year Ended 31 December 2019—EBITDA, as defined” of our 2020 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, was USD 14,061 million for the nine-month period ended 30 September 2021. This represented an increase of USD 2,045 million, or 17.0%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2020. The results for the nine-month period ended 30 September 2021 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2020 and 2021 (ii) the Brazilian tax credits and (iii) currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items reported in continuing operations by USD 267 million (excluding exceptional impairment losses) in the nine-month period ended 30 September 2021, as compared to a negative impact of USD 237 million (excluding exceptional impairment losses) during the nine-month period ended 30 September 2020. See “Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2021 and 2020.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the nine-month period ended 30 September 2021 and 30 September 2020:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Change
	(USD million)		(%)(1)

Net interest expense	(2,709)	(2,894)	6.4
Net interest on net defined benefit liabilities	(55)	(61)	9.8
Accretion expense	(427)	(414)	(3.1)
Mark-to-market (hedging of our share-based payment programs)	(335)	(1,747)	-
Net interest income on Brazilian tax credits	102	(36)	-
Other financial results	(524)	(385)	(36.1)

Net finance cost before exceptional finance results	(3,948)	(5,537)	-
Other mark-to-market	(283)	(1,458)	-
Other	(763)	(412)	(85.2)

Exceptional net finance income/(cost)	(1,046)	(1,870)	-

Net finance income/(cost)	(4,994)	(7,407)	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the nine-month period ended 30 September 2021 was USD 4,994 million, as compared to a net finance cost of USD 7,407 million for the nine-month period ended 30 September 2020, representing a cost reduction of USD 2,413 million.

The decrease in net finance costs before exceptional financial items from USD 5,537 million for the nine-month period ended 30 September 2020 to USD 3,948 million for the nine-month period ended 30 September 2021 is driven primarily by a negative mark-to-market adjustment of USD 335 million in the nine-month period ended 30 September 2021, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 1,747 million in the nine-month period ended 30 September 2020.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Share price at the start of the nine-month period (in euro)	57.01	72.71
Share price at the end of the nine-month period (in euro)	49.15	46.23
Number of derivative equity instruments at the end of the period (in millions)	55.0	55.0

Exceptional net finance income/(cost) includes a negative mark-to-market adjustment of USD 283 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 1,458 million for the nine-month period ended 30 September 2020. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Share price at the start of the nine-month period (in euro)	57.01	72.71
Share price at the end of the nine-month period (in euro)	49.15	46.23
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance cost for the nine-month period ended 30 September 2021 includes USD 741 million loss resulting mainly from the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the nine-month period ended 30 September 2021 was USD 174 million as compared to USD 81 million for the nine-month period ended 30 September 2020.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2021 was USD 1,910 million, with an effective tax rate of 34.7%, as compared to an income tax expense of USD 1,102 million and an effective tax rate of (76.6)% for the nine-month period ended 30 September 2020. The effective tax rates for the nine-month period ended 30 September 2021 was negatively impacted by the non-deductible losses from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The effective tax rate for the nine-month period ended 30 September 2020 was negatively impacted by non-deductible losses from these derivatives and the non-deductible, non-cash goodwill impairment loss.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,061 million for the nine-month period ended 30 September 2021, an increase of USD 606 million from USD 455 million for the nine-month period ended 30 September 2020, mainly driven by improved performance in the first nine month of 2021 compared to the same period last year and the issuance of a 49.9% minority stake in our US-based metal container operations completed on 30 December 2020.

Profit Attributable to Our Equity Holders

Profit/(loss) attributable to our equity holders for the nine-month period ended 30 September 2021 was USD 2,708 million compared to USD (860) million for the same period in 2020. Basic earnings per share of USD 1.35 is based on 2,006 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2021.

Excluding the after-tax impact of exceptional items discussed above, profit attributable to our equity holders from continuing operations for the nine-month period ended 30 September 2021 would have been a gain of USD 3,926 million, and basic earnings per share would have been USD 1.96.

Underlying EPS for the nine-month period ended 30 September 2021 was USD 2.14. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations.

The increase in profit attributable to our equity holders for the nine-month period ended 30 September 2021 was primarily due to increase in profit from operations discussed above and lower negative mark-to-market adjustment linked to the hedging of our share-based payment programs and lower losses on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB compared to the nine-month period ended 30 September 2020.

	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020

	(USD per share)
Basic earnings per share	1.35	(0.43)
Exceptional items, before taxes, attributable to equity holders of AB InBev	0.14	1.45
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	0.52	0.94
Exceptional taxes attributable to equity holders of AB InBev	(0.05)	(0.07)
Exceptional non-controlling interest	(0.01)	(0.03)
Profit from discontinued operations attributable to equity holders of AB InBev	-	(1.03)

Earnings per share excluding exceptional items and discontinued operations	1.96	0.83
Mark-to-market (hedging of our share-based payment programs)	0.17	0.87
Hyperinflation accounting impacts in EPS	0.01	-

Underlying EPS	2.14	1.71

The calculation of earnings per share is based on 2,006 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2021 (30 September 2020: 1,997 million shares).

Earnings per share excluding exceptional items and discontinued operations and Underlying earnings per share are not defined metrics in IFRS. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019—Profit Attributable to Our Equity Holders” of our 2020 Annual Report for additional information regarding our use of Underlying earnings per share and a discussion of why we believe the presentation of this measure provides useful information to investors.

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.

The results for the nine-month period ended 30 September 2021 were translated at the September 2021 closing rate of 98.734651 Argentinean pesos per US dollar. The results for the nine-month period ended 30 September 2020, were translated at the September 2020 closing rate of 76.172032 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 30 September 2021 amounted to USD 40 million increase in revenue, USD 112 million positive monetary adjustment reported in the finance line and represented USD 0.01 earnings per share excluding exceptional items and discontinued operations.

Recent Events

Since 11th October 2021, the 325,999,817 restricted shares issued as part of the SAB transaction are freely convertible into new ordinary shares on a one-for-one basis at the election of the holder. As of 27th October we have received conversion requests from restricted shareholders for approximately 42.3 million restricted shares.

2021 OUTLOOK

We expect our EBITDA, as defined, before exceptional items7, to grow between 10-12% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. The outlook for 2021 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

We expect the average gross debt coupon in 2021 to be approximately 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be in the range of USD 140 to 160 million per quarter, depending on currency fluctuations. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.5 and 5.0 billion in 2021 as we are increasing investments in innovation and other consumer-centric initiatives to fuel our momentum.

Approximately 48% of our gross debt is denominated in currencies other than the USD, primarily the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined, before exceptional items7, ratio of around 2x.

[7]	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” above.